Exhibit 99.1

SOHU.COM LIMITED

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, SEPTEMBER 16, 2026

Notice is hereby given that the Annual General Meeting of Shareholders (the “2026 Annual Meeting”) of Sohu.com Limited (the “Company”) will be held at Level 2, Sohu.com Media Plaza, Block 3, No. 2 Kexueyuan South Road, Haidian District, Beijing, People’s Republic of China, on Wednesday, September 16, 2026 at 10:00 A.M. China time, to consider and act upon the following matters:

1.

To elect the following nominees to the Company’s Board of Directors (the “Board”) as Class I Directors, each to hold office until the second succeeding annual general meeting of shareholders and until his successor is duly elected or appointed, or until his resignation or removal:

Charles Zhang

Zhonghan Deng

Dave De Yang

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2026.

3.	To consider and act upon all other matters which may properly come before the 2026 Annual Meeting or any adjournment or postponement thereof.

The Board consists of six directors, and is divided into Class I Directors and Class II Directors, with three directors in each class. Class I Directors are to serve until the 2026 Annual Meeting and for each successive term expiring at the second succeeding annual general meeting thereafter and Class II Directors are to serve until the 2027 annual general meeting of shareholders and for each successive term expiring at the second succeeding annual general meeting thereafter.

The Board has nominated Charles Zhang, Zhonghan Deng and Dave De Yang, who are currently designated as Class I Directors and whose terms will expire at the 2026 Annual Meeting, to stand for election as Class I Directors. The Board knows of no reason why any of the nominees would be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of substitute nominee(s) selected by the Board, or the Board will fix the number of directors at a lesser number. The proxies may not be voted for a greater number of persons than the number of nominees named in item 1 above. The three nominees receiving a plurality of the votes cast by the shareholders represented at the 2026 Annual Meeting in person or by proxy will be elected as Class I Directors.

The Board recommends that shareholders vote “FOR” election to the Board as Class I Directors of each of the nominees listed in item 1 above and “FOR” item 2 above at the 2026 Annual Meeting. Your vote is very important to the Company.

The Board has set the close of business U.S. Eastern time on Wednesday, August 12, 2026 as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the 2026 Annual Meeting or any adjournment(s) thereof.

The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission on March 12, 2026 is available for your viewing and downloading at the Company’s website at:

http://investors.sohu.com/financial-information/annual-reports

A hard or soft copy of the Company’s Annual Report will be provided to you at no charge upon your request. Please notify the Company in your request of (i) your mailing address if you request a hard copy of the Annual Report, or (ii) your email address if you request a soft copy of the Annual Report. You can send your request to the Company by mail or e-mail at:

Sohu.com Limited

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

Attention: Pu Huang, Investor Relations

Email: ir@contact.sohu.com

Tel: +86 (10) 6272-6645

You can also find in the Annual Report biographies of the incumbent members of the Board, including biographies of the three Class I Directors, Charles Zhang, Zhonghan Deng, and Dave De Yang, who are standing for election to the Board at the 2026 Annual Meeting.

Whether or not you plan to attend the 2026 Annual Meeting, please complete, date, sign and return the enclosed proxy attached hereto as Exhibit A promptly in the enclosed, pre-addressed envelope provided for that purpose.

A holder of the Company’s American depositary shares (“ADSs”) may instruct The Bank of New York Mellon (the “ADR Depositary”) to vote the Company’s outstanding ordinary shares represented by such holder’s ADSs by completing pursuant to the instructions and procedures of the ADR Depositary the voting card furnished to holders of ADSs by the ADR Depositary.

You are cordially invited to attend the 2026 Annual Meeting.

By Order of the Board of Directors,

/s/ Charles Zhang
Charles Zhang
Chief Executive Officer

August 13, 2026

SOHU.COM LIMITED

Level 2, Sohu.com Media Plaza, Block 3,

No. 2 Kexueyuan South Road, Haidian District,

Beijing, People’s Republic of China

Proxy for Annual General Meeting of Shareholders – September 16, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The person or entity signing this proxy card hereby appoints Ms. Joanna Lv as proxy for such person or entity, with full power of substitution, to act by vote of such proxy, or such substitute as may be present to represent and to vote, at the Annual General Meeting of Shareholders of Sohu.com Limited (the “Company”), to be held on Wednesday, September 16, 2026 at 10:00 A.M., China time, and any adjournment thereof, as designated below, all of the ordinary shares, par value $0.001 per share, of the Company standing in the name of such person or entity on August 12, 2026. If no direction is made, this proxy will be voted FOR Proposals I and II.

(Please sign, date and return this proxy in the enclosed postage prepaid envelope.)	☒ Votes must be indicated (x) in Black or Blue ink.

PROPOSAL I:	To elect the following three nominees to the Company’s Board of Directors as Class I Directors (as such term is defined in the Company’s articles of association), each to hold office until the second succeeding annual general meeting of shareholders after his election and until his successor is duly elected or appointed, or until his earlier resignation or removal:

		FOR	WITHHOLD

	01 – Charles Zhang	☐	☐

	02 – Zhonghan Deng	☐	☐

	03 – Dave De Yang	☐	☐

PROPOSAL II:	To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent auditors for the fiscal year ending December 31, 2026.

FOR ☐ AGAINST ☐ ABSTAIN ☐

THE PROXY IS AUTHORIZED TO VOTE IN HER DISCRETION UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

Note:	Please sign as the undersigned’s name(s) is (are) shown on the certificates to which this proxy applies. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership or limited liability company, please sign in partnership or limited liability company name by authorized person.

(If an individual or individuals:)

Date:
Signature

Name (please print)

(If a partnership, limited liability company, or corporation:)

Name of Entity:

	By:	Date:
Name (please print):
Title:

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